UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

THE BON-TON STORES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
09776J 10 1
(CUSIP Number)
Michael M. Sherman, Esquire
Cozen O’Connor
1900 Market Street
Philadelphia, PA 19103
(215) 665-2155
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09776J 10 1

1	NAMES OF REPORTING PERSONS M. THOMAS GRUMBACHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		4,527,045

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		142,331

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,527,045

WITH	10	SHARED DISPOSITIVE POWER

		142,331

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,669,376

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	09776J 10 1
Amendment No. 11 to Statement on Schedule 13D
This Amendment No. 11 amends the Schedule 13D with respect to the common stock, $0.01 par value per share (the “Common Stock”) of The Bon-Ton Stores, Inc. (the “Company”) beneficially owned by M. Thomas (Tim) Grumbacher, filed on October 18, 1999, as amended by Amendment No. 1 filed October 29, 1999, Amendment No. 2 filed on July 16, 2001, Amendment No. 3 filed on November 5, 2003, Amendment No. 4 filed on February 17, 2004, Amendment No. 5 filed on March 15, 2005, Amendment No. 6 filed on April 13, 2007, Amendment No. 7 filed on May 25, 2007, Amendment No. 8 filed on July 13, 2007, Amendment No. 9 filed on November 27, 2009 and Amendment No. 10 filed on April 9, 2010.
Item 5. Interest in Securities of the Issuer
Item 5 of this Schedule 13D is hereby amended and restated as follows:
(a) M. Thomas Grumbacher is the beneficial owner of an aggregate of 4,669,376 shares of Common Stock, which comprise 24.39% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).
Specifically, Mr. Grumbacher beneficially owns and is the record holder of 1,783,484 shares of Common Stock and 2,406,253 shares of Class A Stock. Each share of Class A Stock owned by Mr. Grumbacher is convertible, at his option, into one share of Common Stock. Mr. Grumbacher also beneficially owns 337,308 shares of Common Stock held for his benefit under the Company’s Profit Sharing/Retirement Savings Plan (the “401(k) Plan”); the 401(k) Plan is the record holder of such shares.
Mr. Grumbacher had previously owned 75,803 shares of Common Stock held for his benefit under the M. Thomas Grumbacher 2006 Annuity Trust (the “2006 GRAT”). The 2006 GRAT was terminated, and Mr. Grumbacher now owns such shares beneficially and of record.
Mr. Grumbacher also beneficially owns 126,773 shares of Common Stock in his capacity as one of four directors of the Grumbacher Family Foundation (the “Foundation”) which owns 126,773 shares of Common Stock. The Foundation is the record holder of such shares.
Mr. Grumbacher may be deemed a beneficial owner of certain shares held in trust. Mr. Grumbacher’s spouse, Nancy T. Grumbacher (“Nancy Grumbacher”), is a trustee of the following two trusts: (i) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the “1999 Trust”); and (ii) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 22, 2003 (the “2003 Trust,” and together with the 1999 Trust, the “Trusts”). The 1999 Trust and the 2003 Trust were each created for the benefit of one of Mr. Grumbacher’s grandchildren. The 1999 Trust owns 10,279 shares of Common Stock. The 2003 Trust owns 5,279 shares of Common Stock. As a result of Nancy Grumbacher being one of the trustees of each of the Trusts, Mr. Grumbacher may be deemed to be a beneficial owner of the shares of Common Stock owned by such Trusts. Mr. Grumbacher hereby disclaims beneficial ownership of the shares of Common Stock owned by the Trusts.

CUSIP No.	09776J 10 1
(b) Mr. Grumbacher has (i) sole voting and sole dispositive power with respect to 2,145,792 shares of Common Stock; and (ii) sole voting and dispositive power with respect to 2,406,253 shares of Class A Stock.
Mr. Grumbacher shares voting and dispositive power with respect to 126,773 shares of Common Stock held by the Foundation with the other directors of the Foundation. The other directors of the Foundation are Nancy Grumbacher and Michael L. Gleim (“Gleim”).
If deemed a beneficial owner of the shares held by the Trusts, Mr. Grumbacher shares voting power and dispositive power with the respective trustees of each Trust, for each of the shares of Common Stock held by such Trust. The trustees of, and shares beneficially owned by, each of the Trusts are as follows:
(i) The trustees of the 1999 Trust are Nancy Grumbacher, Gleim and Beth G. Elser (“Elser”), and these trustees share voting and dispositive power with respect to 10,279 shares of Common Stock; and
(ii) The trustees of the 2003 Trust are Nancy Grumbacher, Gleim and Elser, and these trustees share voting and dispositive power with respect to 5,279 shares of Common Stock.
The identity and background for each of the above-named persons with whom Mr. Grumbacher shares voting and dispositive power as to any shares is as follows:
Nancy T. Grumbacher:
-Address: 2055 Rosewood Lane, York, Pennsylvania 17403.
-Nancy Grumbacher is presently not employed.
-Nancy Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Nancy Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.
Michael L. Gleim
- Address: c/o The Bon Ton Stores, Inc., 2801 East Market Street, York, PA 17402
- Gleim is presently a director of the Issuer.

CUSIP No.	09776J 10 1
- Gleim has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
- Gleim has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.
Beth G. Elser
-Address: 5303 Lakeside Avenue, Virginia Beach, VA 23451.
-Elser is presently self-employed.
-Elser has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Elser has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.
(c) On March 10, 2010 Mr. Grumbacher sold 158,567 shares of Common Stock at a weighted average sales price of $12.92 per share. On March 11, 2010 Mr. Grumbacher sold 8,100 shares of Common Stock at a weighted average sales price of $12.58 per share. On March 31, 2010 Mr. Grumbacher sold 100 shares of Common Stock at a weighted average sales price of $13.42 per share. On April 1, 2010 Mr. Grumbacher sold 13,676 shares of Common Stock at a weighted average sales price of $13.4869 per share. On April 5, 2010 Mr. Grumbacher sold 49,300 Shares of Common Stock at a weighted average sales price of $13.8818 per share. On April 6, 2010 Mr. Grumbacher sold 31,300 shares of Common Stock at a weighted average sales price of $14.1863 per share. On April 7, 2010 Mr. Grumbacher sold 47,291 shares of Common Stock at a weighted average sales price of $14.65 per share. On April 8, 2010 Mr. Grumbacher sold 103,700 shares of Common Stock at a weighted average sales price of $14.76 per share. On April 9, 2010 Mr. Grumbacher sold 87,946 shares of Common Stock at a weighted average sales price of $15.33 per share. All such sales were made pursuant to Mr. Grumbacher’s Rule 10b5-1 Sales Plan entered into on November 24, 2009. In addition, on April 15, 2010 Mr. Grumbacher sold 54,700 shares of Common Stock at a weighted average sales price of $17.16 per share, on April 16, 2010 Mr. Grumbacher sold 58,300 shares of Common Stock at a weighted average sales price of $16.72 per share, and on April 19, 2010 Mr. Grumbacher sold 7,000 shares of Common Stock at a weighted average sales price of $16.69 per share.

CUSIP No.	09776J 10 1
(d) The Foundation has the right to receive dividends from, and the proceeds from the sale of, 126,773 shares of Common Stock. Mr. Grumbacher, Nancy Grumbacher and Gleim, as the directors of the Foundation, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.
The 1999 Trust has the right to receive dividends from, and the proceeds from the sale of, 10,279 shares of Common Stock. Nancy Grumbacher, Gleim and Elser, as the trustees of the 1999 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
The 2003 Trust has the right to receive dividends from, and the proceeds from the sale of, 5,279 shares of Common Stock. Nancy Grumbacher, Gleim and Elser, as the trustees of the 2003 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
(e) Not applicable.

CUSIP No.	09776J 10 1
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 20, 2010

/s/ M. Thomas Grumbacher
Name:	M. Thomas Grumbacher